Filed Pursuant to Rule 253(g)(2)

File No. 024-12537

Offering Circular Supplemental No. 2

Gratus Capital Properties Fund III, LLC

(the “Company”)

Supplemental No. 2 Dated April 1, 2026

to the Offering Circular dated July 2, 2025

This document supplements, and should be read in conjunction with, the offering circular of Gratus Capital Properties Fund III, LLC (“we”, “our” or “us”), dated July 2, 2025, and Supplement No. 1, dated December 23, 2025, as filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

Updated Sale Price in Regulation A Offering

Effective as of April 1, 2026, the Company has established a Unit price of between $13.15 and $14.00 per Interest (depending on the intermediaries through which the investment is made). This price will apply uniformly across all share classes for new subscriptions. Accordingly, all references in the Offering Circular to the prior offering price range of $12.29 to $13.08 per Unit are hereby updated to reflect the foregoing revised unit price range.

In determining the updated Unit price, the Manager considered factors consistent with the methodology described in the Offering Circular, including:

•	Estimated values of the Company’s real estate assets and investments, including related liabilities
•	Progress toward stabilization across the portfolio
•	Net operating income and projected operating performance
•	Market conditions, including interest rates and capitalization rates
•	Recent capital deployment into development and income-producing assets
•	Accruals of operating revenues, expenses, and distributions

In addition, the Manager engaged Alan T. Schiffman to provide an independent valuation analysis of the Company as of December 31, 2025. This analysis incorporated multiple valuation methodologies and produced a range of estimated values for the Company and its Member Units.

The Manager reviewed this independent analysis alongside its own internal valuation processes and asset-level underwriting. The resulting Unit price reflects the Manager’s judgment based on the totality of the information available at the time of determination.

The determination of NAV and Unit price is not based on, and is not intended to comply with, fair value standards under GAAP. The valuation of the Company’s assets involves a number of assumptions, estimates, and judgments that may not prove to be accurate, and different assumptions or methodologies could result in different valuations. The Unit price may not reflect the price at which the Company’s assets could be sold under current market conditions.

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The Manager will continue to evaluate the Unit price and NAV on a periodic basis and may adjust such determinations in the future based on updated information, market conditions, and performance of the properties into which it has invested.

Additional Investment in DECO Shakopee, LLC

On March 31, 2026, Gratus Capital Properties Fund III LLC (the “Company”) made a payment under its previously disclosed Membership Interest Purchase Agreement with Enclave Real IncomePlus Fund, LP, in connection with its investment in DECO Shakopee, LLC, a Minnesota limited liability company (“DECO”). Pursuant to the terms of this agreement, the Company acquired an additional 920 units of membership interest in DECO after making this payment.

The purchase price per unit was $1,138.62, representing the Seller’s original acquisition cost plus approximately $58.70 per unit in accrued and unpaid interest, as defined in the Membership Interest Purchase Agreement, for a total payment of $1,100,613.34 ($1,047,530.40 in total acquisition cost plus accrued interest of $53,082.94). Following this transaction, the Company owns a total of 3,997 DECO units, representing approximately 39.97% of the membership interests (based on units).

The Company expects to acquire additional DECO units in connection with future payments in accordance with the Membership Interest Purchase Agreement.

Change in Company Transfer Agent and Subscription Agreement Update

As of March 23, 2026, the Company has switched its Transfer Agent from KoreTranser Integral Transfer Agency USA Inc to Great Lakes Fund Solutions, Inc. (“Great Lakes”). The form of the contract between the Company and Great Lakes was attached as Exhibit 6.1 to the Company’s 1-U, filed on April 1, 2026.

As part of migrating to a new transfer agent, the Company has revised its Subscription Agreement to better integrate with the electronic systems operated by its new transfer agent, and to reflect the updated price of between $13.15 and $14.00 per Interest. The Subscription Agreement was also expanded to give investors the option of electing to take Company distributions as Units issued pursuant to the Company’s Regulation A offering (investors who do not make such an election will receive cash). The Updated Subscription Agreement was attached as Exhibit 4.1 to the Company’s 1-U, filed on April 1, 2026,

Current Report on Form 1-U

The Securities and Exchange Commission, or SEC, allows us to incorporate by reference into the Offering Circular certain information we file with it, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of the Offering Circular. We incorporate by reference all of the information contained in our Current Report on Form 1-U, and all exhibits attached thereto, which we filed with the SEC on April 1, 2026, a copy of which may be accessed here.

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